April 26, 2009

Securities and Exchange Commission
Perry J. Hindin, Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549-3628
work--(202) 551-3444
work fax--(202) 772-9203
hindinp@sec.gov

RE: Comments on your April 15, 2009 letter faxed to me

Concerning: File No. File No. 001-08957

Via EDGAR and fax to 202-772-9203

Dear Mr. Hindin:

Here are my comments and feedback on the items you listed in regard to our revised Preliminary Proxy Statement I filed on April 13, 2009 on behalf of Richard Foley and myself.

General

1. After much discussion about how to proceed, we have decided to switch gears, and move back to trying to file a Definitive Proxy statement as well as our own proxy card for stockholders to vote no on all nine AAG candidates as well as proposals two and three, but a yes vote on proposal four. We do not plan a Voting Instruction Form.

2. We do NOT plan to solicit anyone. We just want the proxy card available to use if stockholders so choose.

3. We note your reference to Rule 14a-1(1)(l)iii. We call your attention to (l) 2.i of the same section, which reads that the rules of solicitation do NOT apply under circumstances: "The furnishing of a form of proxy to a security holder upon the unsolicited request of such security holder;". This is how we would like to proceed. We do NOT plan to solicit, but will stand ready to carry out stockholder wishes who approach us.

We Favor Open and Full Disclosure... page 4

4. I will change the last par. on page four to read "in my opinion."

Some Frank Communication, page 8

5. I corrected the penultimate par. on page 9 to more accurately summarize what happens if incumbent directors fail to receive a majority of the votes cast.

6. I revised to clarify our contention about how Alaska Air management communicated they won't accept our proxies.

We plan to file a revised preliminary proxy statement on EDGAR on Monday, April 27 with these changes included.

Sincerely,

/s/

Steve Nieman
15204 NE 181st Loop
Brush Prairie, WA 98606
stevenieman@mac.com || home (360) 687-3187 || fax: (360) 666-6483 || mobile (360) 904-2926

cc: Richard Foley